December 1, 2005



Mr. D. Richard Thompson
Chairman
Aegis Asset Backed Securities Corporation
3250 Briarpark, Suite 400
Houston, Texas 77042

Re:	Aegis Asset Backed Securities Corporation
	Registration Statement on Form S-3
	Filed November 4, 2005
      File No. 333-129478

Dear Mr. Thompson,

      We have limited our review of your filing to those issues addressed by the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, please confirm that if our comments issued for one apply to another you will make conforming revisions as appropriate.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that you plan to file your finalized agreements, including the exhibits to these agreements, as exhibits to the registration statement, or under cover of Form 8-K and incorporated by reference into the registration statement, at the time of each takedown. Refer to Item 1100(f) of Regulation AB.
4. Please confirm that the pool will not include non-performing loans, and that it will have less than a 20% concentration level of delinquent loans.
5. Please describe in a separately captioned section the affiliations among the various parties referred to in Item 1119 of Regulation AB.
6. We note in various places throughout the prospectus that you may make changes to the asset pool under certain circumstances.
Please
note the requirements of Item 6.05 of Form 8-K regarding updated disclosures with respect to material changes in the asset pool.

Base Prospectus

Base Prospectus Cover Page
7. Clarify in the second sentence of the "The Securities" section that the securities will be offered for sale pursuant to the prospectus and the prospectus supplement.
8. Please revise to use the terminology set forth in Regulation
AB.
In particular, refer to Item 1101(f) for the definition of issuing entity and revise as necessary to incorporate that terminology into the cover page of the base prospectus and the prospectus supplements.

The Loans, page 29
9. We note that trusts may include mortgage loans with adjustable rate mortgage rates, including loans whose interest rate adjusts in relation to an index. Please expand your disclosure to identify the indices on which the adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to
Section III.A.2. of SEC Release 33-8518.

Credit Enhancement, page 69
10. Please tell us the reason for the phrase "or another method of credit enhancement contemplated in this prospectus...."  Are there other forms of credit enhancement disclosed in other sections of the prospectus? If so, they should also be disclosed here.
Therefore,
please revise to remove the qualifying language noted above.
11. Please confirm, and include bracketed information in the prospectus supplement demonstrating, that you will include identification and financial information required for credit enhancement providers exceeding 10% of the cash flow supporting any offered class of securities.
12. Please confirm that you will file any credit enhancement or support agreements regarding derivative instruments as exhibits to the registration statement. Refer to Item 1114(a), Instruction 1, of
Regulation AB.

Indices Applicable to Floating Rate and Inverse Floating Rate
Classes, page 63
13. Please delete the phrase in the first paragraph beginning with "unless otherwise specified..." because your prospectus should disclose all contemplated indices. Similarly revise elsewhere as necessary.

The Trust, page 28
14. Please revise the first sentence of the fourth full paragraph on page 29 to clarify that only the assets disclosed in the prospectus, and further detailed in the prospectus supplement, may be included in a trust asset pool. Also, please tell us what you mean by the second sentence. What specific information respecting the "Trust Assets" will you not know at takedown?

Private Mortgage-Backed Securities, page 34
15. We note your disclosure in the last sentence of the carryover paragraph at the top of page 36. Please revise to clarify that you will comply with all of the other requirements of Rule 190.

Reports to Securityholders, page 37
16. Identify here the reports you intend to file with the Commission and when you intend to file them. Please also indicate whether you intend to make your Commission filings available on the website of a transaction party. In this regard, we note that your disclosure on page 58 of the prospectus, and in the prospectus supplements, does not appear to address these issues. Refer to Item 1118 of Regulation
AB.
17. Please clarify for us how the second sentence is consistent with the requirements of Rule 15d-18 of the Exchange Act.

Financial Instruments, page 76
18. Please revise the first bullet point to specifically identify the index or indices you refer to in the last phrase "...to floating based on another index," or remove that phrase.
19. Please expand this section to more fully describe the types of swap arrangements you refer to since only certain types of derivative instruments are allowable under Regulation AB. Also, please confirm, if true, that the features described in the last bullet point are derivatives whose primary purpose is to provide credit enhancement related to pool assets or the asset-backed securities.

Evidence as to Compliance, page 90
20. We note your disclosure that reports on assessment of compliance and statements of compliance will be provided "on an annual basis on or before the date specified in the applicable Agreement." Please ensure that the underlying agreements are consistent with the timely filing requirements for Form 10-K. In this regard, it appears that
Section 3.09 of the Indenture would provide the issuer 120 days to deliver its annual statement of compliance. Revise or advise as appropriate.

Method of Distribution, page 142
21. We note your disclosure in the last paragraph indicating that the securities may be distributed other than through underwriters.
Please describe those other methods of distribution here.

Ratings, page 143
22. Please describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Static Pool Information, page 144
23. Please provide us with a copy of the static pool information you intend to present on your Internet web site (as disclosed on page S-
62 of the prospectus supplement). Also, please consider providing a graphic presentation of the information or explain to us why a graphical presentation would not aid the understanding of the static pool information to investors.
24. Please revise the penultimate paragraph to conform to the language provided in Item 1105(d) of Regulation AB.




First Prospectus Supplement (Covering Mortgage Pass-Through
Certificates)

Summary of Terms, page S-6
25. Please identify here, if applicable, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. See Item 1103(a)(3)(vii) of
Regulation AB.
26. It appears that some loans in the asset pool may be originated by other mortgage loan originators. Please include bracketed language disclosing that you will provide the information required for all mortgage loan originators that will originate 20% or more of the pool assets, and that mortgage loan originators that originate 10% or more of the pool assets will be identified. Refer to Item 1110(a) and
(b)
of Regulation AB.

The Offered Certificates, page S-8
27. Please include here or elsewhere where appropriate a chart or graphical illustration of the flow of funds to complement the narrative description of the allocation and priority structure of pool cash flows, or advise why this would not aid the understanding of the flow of funds to a potential investor. Refer to Item 1113(a)(2) of Regulation AB.

Enhancement of Likelihood of Payment on the Certificates, page S-
11
28. Please include a bracketed placeholder here identifying any enhancement providers referenced in Items 1114(b) or 1115 of Regulation AB.

Limited Cross-Collateralization, page S-13
29. Briefly describe the cross-collateralization enhancement here just as you have described the other credit enhancements. Include brackets if necessary.
30. Please revise the final bracketed sentence on page S-13, which provides that "[o]ther forms of credit enhancement [will] be identified," to clarify that only those forms of credit enhancement disclosed in the prospectus are eligible for use in a takedown.

Pre-funding Feature, page S-18
31. Please expand your pre-funding and revolving period discussions, as applicable, to indicate the percentage of the asset pool they represent.

Optional Purchase of Mortgage Loans, page S-20
32. Please expand the discussion to briefly address all the various circumstances under which an optional purchase can occur. In this regard, we note your disclosure on page S-52 describing two other circumstances in which an optional purchase may occur.
33. With respect to the related section on page S-52, please provide more information regarding the Depositor`s 1% redemption option, including under what circumstances that particular type of redemption would occur, and tell us how that redemption option conforms to the discrete pool requirement in the definition of an asset-backed security under Regulation AB.

Ratings of the Certificates, page S-21
34. Please indicate here whether the issuance or sale of any class of offered securities is conditioned on the assignment of a rating by one or more rating agencies. See Item 1103(a)(9).

Description of the Mortgage Pool, page S-54
General, page S-55
35. Your disclosure in the second full paragraph on page S-57 implies that the asset pool may include loans that are more than 60 days delinquent, while the prospectus disclosure in the seventh bullet point on page 50 tends to indicate that it would be atypical to include a loan more than 60 days delinquent in the pool. Please clarify. Also, be sure to include a metric in Annex C disclosing the percentage of loans that are 30 days, 60 days or longer delinquent.
Finally, in conjunction with the disclosure regarding non-performing loans we have requested you to include above, please clarify the difference between delinquent and non-performing loans.

The Issuing Entity, page S-73
36. Please describe the permissible and discretionary activities of the issuing entity here, or cross-reference to the section(s) that includes this information. See Item 1107 of Regulation AB.

Underwriting, page S-99
37. Please include the underwriter compensation information required by Item 508 of Regulation S-K.
38. It appears that the underwriter and any dealers that participate in the distribution of the offered certificates are underwriters under the Securities Act. As such, please delete the phrase "may be deemed to be" from this section and in the base prospectus.

Annex C
39. Please include language explicitly incorporating Annex C and the other annexes into the prospectus so that there will be no misunderstanding that the information included therein is part of the prospectus.
40. Please confirm that you will distinguish between fixed and floating rate loans in the second table.
41. With regard to geographic distribution, please confirm that if 10% or more of the pool assets are located in any one state or geographic region, you will describe the economic or other factors specific to such state or region. Refer to Item 1111(b)(14). Please also confirm that you will include data points for every state in which the property underlying the loans is located and not just for states that represent more than 10% of the pool.
42. Please include a table identifying each originator and the percentage of pool loans contributed by each.

Signature Page
43. Please revise the signature lines to clarify who will sign in the capacities of principal executive, principal financial and principal accounting officers.
44. Please revise the introductory paragraph to state that you reasonably believe the investment grade security rating requirement will be met at the time of sale, or advise. See generally
Instruction 3 to Form S-3.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please amend your submission in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      You may contact Mathew C. Bazley at (202) 551-3382 with any questions or you may reach me at (202) 551-3814.


Sincerely,



								Sara W. Dunton




cc: 	Via facsimile: 202-318-2273
	Edward E. Gainor
	McKee Nelson LLP
	1919 M Street
	Washington, DC 20036

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Aegis Asset Backed Securities Corporation
December 1, 2005
Page 1